UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

July 19, 2013

To whom it may concern

Mizuho Financial Group, Inc.

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the executive officers’ areas of responsibility of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (Effective as of July 22, 2013)		Current Position

Mr. Haruki Nakamura	Managing Executive Officer	Joint Head of IT & Systems Group	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division

Mr. Kouji Yonei	Executive Officer	General Manager of IT & Systems Planning Division	Executive Officer	General Manager of IT & Systems Promotion Division

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of July 22, 2013)		Current Position

Mr. Haruki Nakamura	Managing Executive Officer	Joint Head of IT & Systems Group	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division

Mr. Kouji Yonei	Executive Officer	General Manager of IT & Systems Planning Division	Executive Officer	General Manager of IT & Systems Promotion Division

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